Matthew B. Hemington T: +1 650 843 5062 hemingtonmb@cooley.com	Via EDGAR

March 18, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	SCYNEXIS, Inc.

Registration Statement on Form S-1

Filed February 27, 2014

File No. 333-194192

Dear Mr. Riedler:

Attached for filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, SCYNEXIS, Inc. (the “Company”), is the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment”). The Amendment updates the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2014.

The Amendment is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 11, 2014, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Dilution, page 43

1.	You have not disclosed a net tangible book value per share before the planned offering that is consistent with the historical amounts shown in your consolidated balance sheet at December 31, 2013. Please explain to us your basis for concluding that this presentation of dilution per share to new investors conforms to guidance in Item 506 of Regulation S-K.

Response: The Company has added the disclosure of the net tangible book value per share before the planned offering that is consistent with the historical amounts shown in the Company’s consolidated balance sheet at December 31, 2013, in response to the Staff’s comment.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange Commission

March 18, 2014

Page Two

Exhibit 23.1

2.	Please revise your consent of Independent Registered Accounting Firm to reflect the opinion date of February 27, 2014 in your Report of Independent Registered Public Accounting.

Response: The Company has revised the consent of Independent Registered Accounting Firm as requested in response to the Staff’s comment.

In addition, the Company acknowledges:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington
Matthew B. Hemington

cc:	Yves J. Ribeill, Ph.D., SCYNEXIS, Inc.

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FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM